Exhibit 99.5

ARRIS RESOURCES INC.

1250 West Hastings Street

Vancouver, British Columbia V6E 2M4

Telephone No. (604) 687-0879 / Facsimile No. (604) 408-9301

Email: admin@arrisresources.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

To:  The Shareholders of Arris Resources Inc.

TAKE NOTICE that pursuant to an order of the Supreme Court of British Columbia dated May 21, 2009, an annual general and special meeting (the "Meeting") of shareholders (the "Arris Resources Shareholders") of Arris Resources Inc. (the "Company") will be held at 1250 West Hastings Street, Vancouver, British Columbia, on June 19, 2009, at 10:00 a.m. (Vancouver time), for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2008, and the report of the auditors thereon;

2.

to elect directors of the Company for the ensuing year;

3.

to appoint an auditor for the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4.

to consider and, if thought fit, pass, with or without variation, a special resolution approving an arrangement (the "Plan of Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Act") which involves, among other things, the distribution to the Arris Resources Shareholders shares of InCana Investments Inc. ("InCana"), currently a wholly–owned subsidiary of the Company, all as more fully set forth in the accompanying management information circular (the "Circular") of the Company;

5.

to consider and, if thought fit, pass, with or without variation, an ordinary resolution to approve, ratify and affirm a stock option plan for InCana; and

6.

to transact such other business as may properly come before the Meeting or at any adjournment(s) or postponement(s) thereof.

AND TAKE NOTICE that Arris Resources Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Arris Resources Shares subject to strict compliance with the provisions of the interim order (as set forth herein), the Plan of Arrangement and sections 237 to 247 of the Act.  The dissent rights are described in Schedule "D" of the Circular.  Failure to comply strictly with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the Act may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Also accompanying this Notice and the Circular is a form of proxy for use at the Meeting.  Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting.  Only Arris Resources Shareholders of record at the close of business on May 4, 2009, will be entitled to receive notice of and vote at the Meeting.

Registered Arris Resources Shareholders unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy and deliver it in accordance with the instructions set out in the proxy and in the Circular.  If you are a non–registered Arris Resources Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary.  Failure to do so may result in your shares of the Company not being voted at the Meeting.

Dated at Vancouver, British Columbia, this 19th day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

                             “Lucky Janda”

Lucky Janda

President